Crestwood Equity Partners LP

Crestwood Midstream Partners LP

700 Louisiana Street, Suite 2550

Houston, Texas 77002

May 11, 2016

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Crestwood Equity Partners LP

Registration Statement on Form S-3

Filed March 14, 2016

File 333-210146

Crestwood Equity Partners LP and Crestwood Midstream Partners LP

Form 10-K for the Fiscal Year Ended December 31, 2015

Response dated April 22, 2016

File No. 001-34664 and 001-35377

Ladies and Gentlemen:

Set forth below are the responses of Crestwood Equity Partners LP (the “CEQP” or “Crestwood Equity”) and Crestwood Midstream Partners LP (“CMLP” or “Crestwood Midstream”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 5, 2016, with respect to CEQP’s Registration Statement on Form S-3, File No. 333-210146, filed with the Commission on March 14, 2016 (the “CEQP Registration Statement”) and CEQP and CMLP’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015, File No. 001-34664 and 001-35377, filed February 29, 2016 (the “Crestwood 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the CEQP Registration Statement and Crestwood 10-K unless otherwise specified.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Company, page 53

1.	We note your response to comment 3 where you indicate that “[a]s of December 31, 2015, the majority of our producer customers were either not rated by the major rating agencies or had below investment grade credit ratings.” Please revise to provide this information in future filings.

Securities and Exchange Commission

May 11, 2016

RESPONSE:

We acknowledge the Staff’s comment. On page 54 of the CEQP and CMLP Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 filed on May 6, 2016 (the “March 2016 10-Q”) in the second paragraph in Item 3. Quantitative and Qualitative Disclosures About Market Risk, we have included the following disclosure:

“We continue to closely monitor our producer customer base since a majority of our customers in our gathering and processing segment and storage and transportation segment are either not rated by the major rating agencies or had below investment grade credit ratings.”

To the extent applicable, we will continue to provide the requested information in future filings.

Outlook and Trends, page 56

2.	We note your response to comment 5 and your proposed March 2016 10-Q disclosure indicating that reduced volumes are expected due to “prolonged weakness in commodity pricing.” We further note your Forecast 8-K disclosure indicating that gathering volumes in your G&P segment are expected to be 15-20% lower in 2016. Please revise to explain in more detail the known or reasonably anticipated contributors to such commodity price-driven volume reductions. In this regard we note your response to comment 5 indicates that 2015 volume reductions in your G&P segment were “driven primarily by volume decreases in [your] Barnett operations, resulting primarily from actions taken by Quicksilver to shut-in production in response to their bankruptcy proceedings.” Please provide a similar level of detail regarding the primary drivers of volume reductions experienced and/or reasonably expected in 2016 with a view towards more fully explaining to investors your expectations regarding your future results of operations and cash flows.

RESPONSE:

We acknowledge the Staff’s comment and have added disclosure to the March 2016 10-Q that explains in more detail the known or reasonably anticipated contributors to the expected commodity price-driven volume reductions. In particular, we note that the gathering volumes in our G&P segment are expected to be 15-20% lower in 2016 because of natural production declines and shut-ins of wells resulting from the continued projected weakness in commodity pricing in 2016, primarily in our gathering and processing operations located in the Barnett shale, Marcellus shale, and Bakken shale (i.e. our Arrow operations). On page 42 of the March 2016 10-Q in the penultimate paragraph of the “Outlook and Trends” section, we have included the following disclosure to address the known and reasonably anticipated contributors to the commodity price-driven volume reductions:

Securities and Exchange Commission

May 11, 2016

“We anticipate that the Company will generate Adjusted EBITDA of $435 million to $465 million in 2016, reflecting our expectations that current industry fundamentals will continue during 2016 and the impact of the contribution of the NE S&T assets to Stagecoach Gas on our 2016 results (based on an assumed initial closing of the joint venture on June 1, 2016). We anticipate our gathering and processing segment will generate $235 million to $250 million of EBITDA in 2016, a 10% decrease from 2015, with average volumes being down 15% to 20% year over year driven by our expectation for prolonged weakness in commodity pricing throughout the remainder of 2016. Compared to 2015, we anticipate our gathering and processing volumes in 2016 will be down 10% to 15% for our Barnett operations, 20% to 25% for our Marcellus operations and 1% to 5% for our Arrow operations due to natural declines in production and shut-ins of wells resulting from the continued weakness in commodity pricing in 2016. Our storage and transportation segment is anticipated to generate $170 million to $180 million of EBITDA in 2016, which reflects the impact of the contribution of the NE S&T assets to Stagecoach Gas on our operating results. Finally, we anticipate our marketing, supply and logistics segment will generate $95 million to $100 million of EBITDA in 2016, which is consistent with 2015, with average volumes being flat to 2015.”

In future filings, we will continue to provide a similar level of detail regarding the primary drivers of volume reductions experienced and/or reasonably expected in 2016 with a view towards more fully explaining to investors our expectations regarding our future results of operations and cash flows.

3.	We note your response to comment 6. Given your prior disclosures indicating that you were renegotiating certain of your customer contracts, we believe you should clearly disclose in your March 2016 10-Q, if true, that most of these negotiations have concluded and the outcome did not have a material impact on your results of operations for 2015 or 2016. We believe that clarifying the impact of these contract negotiations provides important information to your investors.

RESPONSE:

We acknowledge the Staff’s comment and have disclosed in our March 2016 10-Q that most of our customer contract negotiations have concluded with no material impact on our results of operations for 2015 or 2016. Specifically, on page 42 of the March 2016 10-Q in the second paragraph of the “Outlook and Trends” section, we have included the following disclosure:

“We have positioned the Company to generate consistent results in a low commodity price environment. Many of our assets are located on long-term, core acreage dedications in shale plays which are economic to varying degrees based upon natural gas, NGL and crude oil prices, the availability of midstream infrastructure to flow production

Securities and Exchange Commission

May 11, 2016

to market and the operational and financial condition of our diverse customer base. We believe the diversity of our asset portfolio, wide range of services provided and extensive customer portfolio, taken together, provides us with a positive forward view of our ability to be successful in the current market which has been impacted by prolonged low commodity prices. In addition, a substantial portion of the midstream services we provide to customers in the shale plays are based on fixed fee, take-or-pay or cost-of-service agreements that ensure a minimum level of cash flow regardless of actual commodity prices or volumetric throughput. We have actively worked with our customers to further improve their profitability through the services we offer by adjusting our rates, services and/or volume commitment structures. Many of the discussions with our customers regarding amendments and/or extensions of their contracts are substantially complete, and the results of these discussions are not anticipated to have a significant impact on our forecasted 2016 results or actual 2015 results.”

Results of Operations

Segment Results

Gathering and Processing, page 61

4.	Your response to comment 7 indicates that operating margin produced by your Barnett operations decreased by $22.7 million during the year ended December 31, 2015 compared to 2014. However, your analysis of the decline in revenue and costs of product/services during 2015 does not address the decrease in these line items due to the changes in your Barnett operations. When you discuss 2015 in future filings and your upcoming March 2016 10-Q, please specifically address the impact on your revenue and profitability of Quicksilver’s cessation of drilling as we believe this is important information to your investors. In this regard, you should disclose the negative impact on results for your Barnett operations due to Quicksilver shutting in its wells in 2015 and the uncertainty this created about your future results with at least the same level of detail that you disclose the positive impact on results for your Barnett operations due to BlueStone restoring those same wells to production in 2016 and the certainty provided by BlueStone’s assurance that they will not reduce production for economic purposes through the end of 2018.

RESPONSE:

We acknowledge the Staff’s comment. On page 49 of the March 2016 10-Q, we have included the following disclosure to address the decrease in revenues experienced during 2015 and 2016 related to changes in our Barnett operations, including the impact on our revenue and profitability of Quicksilver’s cessation of drilling and shutting in production during 2015 and 2016:

Securities and Exchange Commission

May 11, 2016

“Also contributing to the decrease in our G&P segment’s revenues were lower service revenues from our Marcellus and Barnett operations of approximately $7.6 million and $6.1 million, respectively. During the three months ended March 31, 2016, we experienced a decrease in our gathering and compression volumes on our Marcellus system due to lack of drilling from our primary customer, Antero Resources Appalachian Corporation, as a result of the decline in commodity prices. During the three months ended March 31, 2016, our gathering and compression volumes on our Marcellus system were 0.5 Bcf/d, respectively, compared to 0.7 Bcf/d, respectively, during the same period in 2015. The service revenues from our Barnett operations decreased by $2.1 million during the first quarter of 2015 compared to the same period in 2014, and decreased by another $6.1 million during the first quarter of 2016 compared to the same period in 2015 as a result of our primary customer in the Barnett, Quicksilver, ceasing drilling and shutting in production in 2015 and 2016 as a result of its filing for protection under Chapter 11 of the U.S. Bankruptcy Code in 2015 (see “Segment Highlights” above for an update on the Quicksilver Bankruptcy). Partially offsetting the decrease in revenues from our Arrow, Marcellus and Barnett operations was a $6.3 million decrease in operations and maintenance expenses that resulted from our cost-savings initiative implemented in 2015.”

In future filings, when we discuss 2015 results we will continue to specifically address the impact on our revenue and profitability of Quicksilver’s cessation of drilling.

Storage and Transportation, page 62

5.	We note your response to comment 8 and believe that your description of what led to the impairment of goodwill for your COLT operations was overly generic and could apply to any of your reporting units. Please tell us and disclose in future fillings more detail about the specific circumstances that led to this specific impairment, and clarify to your investors that the impairment was due to a reduction in the current and forecasted growth rate of these operations to better explain why you impaired goodwill for a business with increasing revenue and profitability. If you provide cross-references to other locations in your filing, ensure that between your disclosures in MD&A and your disclosures at the cross-referenced location you have fully addressed this comment.

RESPONSE:

Our COLT operations experienced an impairment of its goodwill during 2015 as a result of our assessment of how the prolonged low commodity price environment was expected to impact future demand for the services provided by COLT. When we acquired our COLT operations in 2013, we anticipated that those operations would grow by up to 5% per year over the life of its operations. However, despite the increase in COLT’s operating results from 2013

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May 11, 2016

to 2015, we no longer believe that COLT’s operations will continue to grow at that rate in 2016 and beyond in light of our updated analysis of the impact that prolonged low commodity prices are expected to have on COLT’s customers’ demand for rail transportation services for crude. Although we believe that the demand for COLT’s services will increase in the longer term as commodity prices recover, we no longer believe that the future cash flows to be produced by COLT will increase as fast or as significantly as we originally forecasted in 2013. In addition, as a result of the decline in commodity prices and its impact on our cost of capital, including the adverse impact it has had on the market price for our common units, the discount rates utilized to determine the fair value of our COLT reporting unit increased from between 8% and 12% when the reporting unit was acquired 2013 to a weighted average discount rate of 18% as of March 31, 2016.

On pages 17 and 44 of the March 2016 10-Q immediately following the table that summarizes the goodwill of our reporting units, we have included the following disclosure to address the specific circumstances that led to the specific impairment of our COLT reporting unit and have clarified that the impairment was due to a reduction in the current and forecasted growth rate of these operations, despite the historical increase in revenues and profitability of this business:

“The goodwill impairments recorded during three months ended March 31, 2016 primarily resulted from increasing the discount rates utilized in determining the fair value of the reporting units considering the significant, sustained decrease in the market price of our common units and the continued decrease in commodity prices and its impact on the midstream industry and our customers. … Our COLT, Supply and Logistics, Storage and Terminals and Trucking reporting units also experienced impairments during 2015 based on the impact that the prolonged low commodity price environment is expected to have on the demand for future services provided by these operations. Despite increases in the operating results of these reporting units from 2013 to 2015, in light of our modified expectations, we revised our cash flow forecasts for these operations at December 31, 2015 in light of our current view that these operations will not grow as fast or as significantly in the future as originally forecasted in 2013 when the assets were acquired.”

We have also included the following disclosure surrounding the discount rates we utilized to determine the fair value of our reporting units on pages 17 and 44 of the March 2016 10-Q:

“We utilized the income approach to determine the fair value of our reporting units given the limited availability of comparable market-based transactions as of March 31, 2016 and December 31, 2015, and we utilized discount rates ranging from 10% to 19% in applying the income approach to determine the fair value of our reporting units with goodwill as of March 31, 2016.”

In addition, on page 49 of the March 2016 10-Q in the “Storage and Transportation” section, we have included the following disclosure describing the decrease in revenues and cost

Securities and Exchange Commission

May 11, 2016

of product/services sold related to our COLT operations during the first quarter of 2016 compared to 2015 to provide additional information regarding the current impact of the low commodity price environment on our COLT operations:

“Also contributing to the decrease in our storage and transportation segment’s EBITDA were lower revenues of approximately $7.8 million, partially offset by lower costs of product/services sold of $2.4 million during the three months ended March 31, 2016 compared to the same period in 2015. This net decrease primarily resulted from lower rail loading volumes at our COLT Hub that resulted from narrowed crude oil locational differences during the quarter and two rail loading contracts that expired in late 2015.”

In future fillings, we will continue to provide more detail about the specific circumstances that lead to any specific impairment.

Marketing, Supply and Logistics, page 63

6.	We note your response to comment 9 and believe that your description of what led to the impairment of your property, plant and equipment and goodwill in 2015 related to your West Coast, Watkins Glen, supply and logistics, storage and terminals and trucking operations was overly generic and could apply to any of your reporting units. Please tell us and disclose in future filings more detail about the specific circumstances that led to these specific impairments, and clarify to your investors the extent to which these impairments were due to actual or forecasted declines in profitability as opposed to reduced but still positive growth rates as we believe this is important information to your investors. If you provide cross-references to other locations in your filing, ensure that between your disclosures in MD&A and your disclosures at the cross-referenced location you have fully addressed this comment.

RESPONSE:

Our West Coast, supply and logistics, storage and terminals and trucking operations (collectively, our “NGL Marketing, Supply and Logistics Operations”) experienced impairments of their goodwill during 2015 as a result of our assessment of how the prolonged low commodity price environment was expected to impact future demand for the services provided by these operations. When we acquired our NGL Marketing, Supply and Logistics Operations in 2013, we anticipated that those operations would grow by an average of 5% per year over the life of the operations. However, despite the increase in the NGL Marketing Supply and Logistics Operations’ operating results from 2013 to 2015, we now believe that our NGL Marketing, Supply and Logistics Operations’ operating results will be flat between 2015 and 2016 and will not grow at the rates we originally anticipated in 2013 in light of our updated analysis of the impact that prolonged low commodity prices are expected to have on customers’ demand for the integrated supply and logistics solutions produced by these operations. Although we believe that the demand for our NGL Marketing, Supply and Logistics Operations’ services will increase in the longer term as commodity prices recover, we no longer believe that the future cash flows to be produced by our NGL Marketing, Supply and Logistics Operations will increase as fast or as

Securities and Exchange Commission

May 11, 2016

significantly as we originally forecasted in 2013. In addition, as a result of the decline in commodity prices and its impact on our cost of capital, including the adverse impact it has had on the market price for our common units, the discount rates utilized to determine the fair value of our NGL Marketing, Supply and Logistics Operations increased from between 8% and 9% when the reporting units were acquired in 2013 to a weighted average discount rate of 16% as of March 31, 2016.

On pages 17 and 44 of the March 2016 10-Q immediately following the table that summarizes the goodwill of our reporting units, we have included the following disclosure to address the specific circumstances that led to the specific impairment of our Supply and Logistics, Storage and Terminals and Trucking reporting units and have clarified that the impairments were due to a reduction in the current and forecasted growth rate of these operations, despite the historical increase in revenues and profitability of these businesses:

“The goodwill impairments recorded during three months ended March 31, 2016 primarily resulted from increasing the discount rates utilized in determining the fair value of the reporting units considering the significant, sustained decrease in the market price of our common units and the continued decrease in commodity prices and its impact on the midstream industry and our customers. Our COLT, Supply and Logistics, Storage and Terminals and Trucking reporting units also experienced impairments during 2015 based on the impact that the prolonged low commodity price environment is expected to have on the demand for future services provided by these operations. Despite increases in the operating results of these reporting units from 2013 to 2015, in light of our modified expectations, we revised our cash flow forecasts for these operations at December 31, 2015 in light of our current view that these operations will not grow as fast or as significantly in the future as originally forecasted in 2013 when the assets were acquired.”

We have also included the following disclosure surrounding the discount rates we utilized to determine the fair value of our reporting units on pages 17 and 44 of the March 2016 10-Q:

“We utilized the income approach to determine the fair value of our reporting units given the limited availability of comparable market-based transactions as of March 31, 2016 and December 31, 2015, and we utilized discount rates ranging from 10% to 19% in applying the income approach to determine the fair value of our reporting units with goodwill as of March 31, 2016.”

In addition, on page 42 of the March 2016 10-Q in the penultimate paragraph in the section titled “Outlook and Trends,” we have included the following disclosure describing our expectation that our Marketing, Supply and Logistics segment (which is primarily comprised of our NGL Marketing, Supply and Logistics Operations) will generate operating results and volumes in 2016 that are flat to 2015:

Securities and Exchange Commission

May 11, 2016

“We anticipate that the Company will generate Adjusted EBITDA of $435 million to $465 million in 2016, reflecting our expectations that current industry fundamentals will continue during 2016 and the impact of the contribution of the NE S&T assets to Stagecoach Gas on our 2016 results (based on an assumed initial closing of the joint venture on June 1, 2016). We anticipate our gathering and processing segment will generate $235 million to $250 million of EBITDA in 2016, a 10% decrease from 2015, with average volumes being down 15% to 20% year over year driven by our expectation for prolonged weakness in commodity pricing throughout the remainder of 2016. Compared to 2015, we anticipate our gathering and processing volumes in 2016 will be down 10% to 15% for our Barnett operations, 20% to 25% for our Marcellus operations and 1% to 5% for our Arrow operations due to natural declines in production and shut-ins of wells resulting from the continued weakness in commodity pricing in 2016. Our storage and transportation segment is anticipated to generate $170 million to $180 million of EBITDA in 2016, which reflects the impact of the contribution of the NE S&T assets to Stagecoach Gas on our operating results. Finally, we anticipate our marketing, supply and logistics segment will generate $95 million to $100 million of EBITDA in 2016, which is consistent with 2015, with average volumes being flat to 2015.”

Regarding our Watkins Glen operations, we disclosed on page 126 of the Crestwood 10-K that our impairments related to Watkins Glen were related to continued delays and uncertainties in the permitting of our proposed NGL storage facility. On page 22 of the Crestwood 10-K, we provide a detailed description of the events that led to this impairment, including a timeline of the various approvals that have been sought and the delays that have been encountered in receiving those approvals. We also state on page 22 of the Crestwood 10-K that “We continue to pursue the approvals to construct our proposed NGL storage facility near Watkins Glen, New York, but we cannot predict with certainty if and when the permitting process will be concluded.” Based on these delays, at December 31, 2015 we could not assess that it was probable that we would eventually construct the NGL storage facility, and fully impaired the property, plant and equipment and goodwill of the facility down to its salvage value as of December 31, 2015. We believe that these disclosures adequately describe the specific circumstances that led to the impairment of the goodwill associated with our Watkins Glen operations.

In future filings, we will continue to provide more detail about the specific circumstances that result in any specific impairment.

Liquidity and Sources of Capital, page 65

7.

We note your response to comment 11. Despite the fact that there is a level of discretion in the amount of distributions paid to common unitholders due to your general partner’s ability to hold back funds in a reserve when calculating available cash, the required distribution of available cash to your partners still appears to be a known

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May 11, 2016

material demand on your liquidity that should be discussed in this section. Where you disclose your belief that your liquidity sources are sufficient to address your future operating debt service and capital requirements, you should also address your expected quarterly cash distribution and the level at which your liquidity sources will satisfy the foregoing. Additionally, in your upcoming March 2016 10-Q, please disclose the 56% decrease in quarterly distributions that was announced on April 22, 2016 and explain the relevant facts and considerations that led to this decision, including management’s plans to reduce your leverage in 2016 without accessing the capital markets. We remind you that one of the principal objectives of MD&A is to provide information about the quality and potential variability of a company’s earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance. Ascertaining this indicative value depends to a significant degree on the quality of disclosure about the facts and circumstances surrounding known material trends and uncertainties in MD&A. Refer to Item 303(A)(1) of Regulation S-K and Section III.B.3 of our Release No. 33-8350.

RESPONSE:

We acknowledge the Staff’s comment. In the second paragraph in the “Liquidity and Sources of Capital” section on page 51 of the March 2016 10-Q, we have included the following disclosure describing our expected quarterly cash distribution, the relevant facts and considerations that led to the decrease in our distribution, our ability to fund that distribution through operating cash flow, and our plans to reduce leverage in 2016 without accessing the capital markets:

“As described in Outlook and Trends above, we recently announced the formation of a joint venture with a subsidiary of Con Edison to own and further develop our natural gas storage and transportation operations in the northeast. We anticipate that the contribution of the NE S&T assets to Stagecoach Gas will result in the distribution of approximately $945 million of net cash proceeds to us in the second quarter of 2016, and approximately $30 million of net proceeds being distributed to us after we contribute Crestwood Pipeline East LLC to Stagecoach Gas within the next year. The proceeds will be utilized to retire our indebtedness, which will substantially reduce our financial leverage and improve our liquidity. In conjunction with these matters, Crestwood Equity declared a quarterly distribution of $0.60 per common unit for the first quarter of 2016 (or $2.40 per common unit annually), a 56% reduction of the distribution compared to the same period in 2015. This distribution reduction increases our ability to further retire indebtedness to strengthen our balance sheet, and to reinvest capital in our business (including expansions and new growth projects). We believe that the reduction of our indebtedness and reduction of our distributions will provide us with ample liquidity to address our future operating, debt service and capital requirements without accessing the capital markets in the near future. We also believe that our operating cash flows will well exceed our quarterly distributions at the current reduced level throughout 2016.

Securities and Exchange Commission

May 11, 2016

As of March 31, 2015, Crestwood Midstream had $268.2 million of available capacity under its credit facility considering the most restrictive debt covenants in its credit agreement. As further described in Item 1. Financial Statements, Note 14, Crestwood Midstream amended its credit facility in April 2016 to, among other things, facilitate the announced joint venture with Con Edison and retire indebtedness with the proceeds thereof. Additional information about the amendment is available on the Form 8-K filed by each of Crestwood Equity and Crestwood Midstream on April 22, 2016.

We may from time to time seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions, tender offers or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.”

We currently anticipate that our operating cash flow will exceed our quarterly distributions for that period (at the $2.40 per common unit level) by over 50% in 2016. In future filings, we will continue to address all known material demands on our liquidity, including any expected quarterly cash distribution and the level at which our liquidity sources will satisfy the foregoing.

Critical Accounting Estimates and Policies

Goodwill Impairment, page 68

8.	Your response to comment 13 indicates that you utilized the income approach in developing the fair value of your reporting units. Please update your disclosures in future filings including your March 2016 10-Q to clarify the method used in determining the fair value of your reporting units. Refer to ASC 350-20-50-2(b). Additionally, please disclose in either your accounting policy or the related critical accounting policy that using the market approach or a combination of both approaches could result in a different fair value and explain to your investors why you solely used the income approach.

RESPONSE:

We acknowledge the Staff’s comment. On pages 16–18 and 43–44 of the March 2016 10-Q, we have included the disclosure below to clarify that we utilized the income approach in determining the fair value of our reporting units as well as our reason for doing so. Moreover, we disclose that we utilized the market approach in validating the fair value of our Northeast Storage and Transportation (“Northeast S&T”) reporting unit, and that using the market approach or a combination of both approaches could have resulted in a different fair value.

Securities and Exchange Commission

May 11, 2016

“We estimate the fair value of our reporting units based on a number of factors, including discount rates, projected cash flows, and the potential value we would receive if we sold the reporting unit. We also compare the total fair value of our reporting units to our overall enterprise value, which considers the market value for our common and preferred units. Estimating projected cash flows requires us to make certain assumptions as it relates to the future operating performance of each of our reporting units (which includes assumptions, among others, about estimating future operating margins and related future growth in those margins, contracting efforts and the cost and timing of facility expansions) and assumptions related to our customers, such as their future capital and operating plans and their financial condition. When considering operating performance, various factors are considered such as current and changing economic conditions and the commodity price environment, among others.

Due to the imprecise nature of these projections and assumptions, actual results can and often do, differ from our estimates. If the assumptions embodied in the projections prove inaccurate, we could incur a future impairment charge. In addition, the use of the income approach to determine the fair value of our reporting units (see further discussion of the use of the income approach below) could result in a different fair value if we had utilized a market approach, or a combination thereof. …

We utilized the income approach to determine the fair value of our reporting units given the limited availability of comparable market-based transactions as of March 31, 2016 and December 31, 2015, and we utilized discount rates ranging from 10% to 19% in applying the income approach to determine the fair value of our reporting units with goodwill as of March 31, 2016. We also used the market approach to validate the fair value of our Northeast Storage and Transportation reporting unit given the value to be received related to the anticipated Stagecoach joint venture transaction further described in Note 14.”

9.	We note from your response to comment 14 that the fair value of your Northeast Storage and Transportation reporting unit exceeded its carrying value by 1%. In future filings, including your March 2016 10-Q, for any reporting unit at risk of failing step one of the impairment test, please disclose:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

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May 11, 2016

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g. the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

RESPONSE:

We acknowledge the Staff’s comment. In the March 2016 10-Q, we have included the disclosure provided below indicating that the fair value of our Northeast S&T reporting unit exceeded its carrying value by 1%. However, we have further clarified that in light of the joint venture transaction between Crestwood and Con Edison Gas Pipeline and Storage Northeast LLC (the “Stagecoach JV Transaction”), which is discussed on page 40 of the March 2016 10-Q, the value that we anticipate receiving from the contribution of our Northeast S&T assets to the joint venture indicates that the Northeast S&T reporting unit is not at risk of failing step one of the impairment test. Specifically, we disclose in the last paragraph on page 44 of the March 2016 10-Q:

“We continue to monitor the remaining goodwill described in the table above, and we could experience additional impairments of the remaining goodwill in the future if we experience a significant sustained decrease in the market value of our common or preferred units or if we receive additional negative information about market conditions or the intent of our customers on our remaining operations with goodwill, which could negatively impact the forecasted cash flows or discount rates utilized to determine the fair value of those businesses. In particular, a 5% decrease in the forecasted cash flows or a 1% increase in the discount rates utilized to determine the fair value of our businesses that recorded goodwill impairments in 2016 could have resulted in an additional $35 million of goodwill impairments as of March 31, 2016. Although our Northeast Storage and Transportation reporting unit’s fair value exceeded its carrying value by 1% at March 31, 2016 and December 31, 2015, we do not believe it was at risk of failing step one of the goodwill impairment test given the value to be received related to the anticipated Stagecoach JV transaction further described in Item 1. Financial Statements, Note 14.”

We further disclosed in the tables on pages 17 and 44 of the March 2016 10-Q that we have allocated $726.3 million of goodwill to the Northeast S&T reporting unit and that we validated the fair value of the reporting unit based on the value to be received related to the anticipated Stagecoach JV Transaction. In addition, on page 70 of the Crestwood 10-K we state that a 5% decrease in the forecasted cash flows or a 1% increase in the discount rate utilized to

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determine the fair value of Northeast S&T reporting unit (based on the income approach) could result in the fair value of the reporting unit falling below the carrying value of the reporting unit, which could result in a goodwill impairment.

In addition, in future filings, for any reporting unit at risk of failing step one of the impairment test, we will provide the disclosure requested by the Staff’s comment.

Long-Lived Assets, page 70

10.	Your response to comment 15 addresses how you considered providing a sensitivity analysis for your impairment of long-lived assets for the reporting units that experienced goodwill impairments in 2015. Please explain to us whether you considered providing a sensitivity analysis for the reporting units that did not experience goodwill impairments in 2015 to assist your investors in assessing the likelihood of future impairments.

RESPONSE:

ASC 360-10-35-21 requires companies to evaluate their long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Although we do not believe that events or changes in circumstances indicated that the carrying amount of our long-lived assets for reporting units that did not experience goodwill impairments in 2015 may not be recoverable, we did consider providing a sensitivity analysis related to the undiscounted cash flows associated with our long-lived assets based on the projected cash flows for those assets.

However, we determined that providing a sensitivity analysis would not be meaningful to the users of the financial statements given the magnitude by which the undiscounted projected cash flows exceeded the carrying value of the long-lived assets at December 31, 2015. Our reporting units that did not experience an impairment in 2015 had undiscounted projected cash flows that exceeded the carrying value of their respective property, plant and equipment and intangible assets, net, by amounts ranging from 104% to 259% as of December 31, 2015.

11.	We note in your response to comment 17 that Crestwood Equity incurred an impairment of property, plant and equipment because the carrying value of the property, plant and equipment (including the Excess Basis) exceeded the undiscounted forecasted cash flows expected to result from the use of the assets and their eventual disposition. Crestwood Midstream did not incur an impairment of the property, plant and equipment because the undiscounted forecasted cash flows exceeded the carrying value of the property, plant and equipment (excluding the Excess Basis) by approximately 33% as of December 31, 2015. Please tell us if the carrying value of the assets at Crestwood Midstream exceeded their fair value. If so, please disclose in an appropriate location the increased risk of impairment of these assets and the amount by which undiscounted forecasted cash flows would have to decrease to cause you to record an impairment charge.

Securities and Exchange Commission

May 11, 2016

RESPONSE:

As of December 31, 2015, the carrying value of the property, plant and equipment related to Crestwood Midstream’s gathering and processing assets in the Barnett shale exceeded their fair value. In “Significant Accounting Policies – Property, Plant and Equipment” on page 16 of the March 2016 10-Q, we have disclosed that Crestwood Equity impaired its property, plant and equipment related to its Barnett assets and that the undiscounted forecasted cash flows of Crestwood Midstream’s Barnett property, plant and equipment exceeded their carrying value by over 30% at March 31, 2016 and December 31, 2015:

“Property, plant and equipment is recorded at its original cost of construction or, upon acquisition, at the fair value of the assets acquired. The accounting predecessor of Crestwood Equity acquired the accounting predecessor of Crestwood Midstream in October 2010, and accordingly recorded its acquisition of Crestwood Midstream’s property, plant and equipment related to its gathering and processing assets in the Barnett Shale at fair value on that date. The resulting increase to Crestwood Midstream’s property, plant and equipment was not pushed down by Crestwood Equity to Crestwood Midstream’s balance sheet, as permitted by GAAP. We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the amount of an asset may not be recoverable. If such events or changes in circumstances are present, a loss is recognized if the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. During 2015, Crestwood Equity recorded a $354.4 million impairment of its property, plant and equipment related to its gathering and processing assets in the Barnett Shale. Crestwood Midstream did not record an impairment of its property, plant and equipment related to its gathering and processing assets in the Barnett Shale as the sum of the undiscounted cash flows expected to result from the use of the assets and their eventual disposition exceeded the carrying value of the property, plant and equipment by over 30% as of March 31, 2016 and December 31, 2015. As a result, Crestwood Midstream’s property, plant and equipment exceeds Crestwood Equity’s property, plant and equipment related to its gathering and processing assets in the Barnett Shale as of March 31, 2016 and December 31, 2015.”

In future filings, to the extent appropriate we will continue to provide the requested disclosure in an appropriate location.

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Securities and Exchange Commission

May 11, 2016

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gilliam A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

CRESTWOOD EQUITY PARTNERS LP

By:	/s/ Robert T. Halpin
Name:	Robert T. Halpin
Title:	Senior Vice President and Chief Financial Officer

CRESTWOOD MIDSTREAM PARTNERS LP

By:	/s/ Robert T. Halpin
Name:	Robert T. Halpin
Title:	Senior Vice President and Chief Financial Officer

cc:        Gillian Hobson, Vinson & Elkins L.L.P.